SUNAMERICA MONEY MARKET FUNDS, INC.

AMENDED AND RESTATED PLAN PURSUANT TO RULE 18F-3

SunAmerica Money Market Funds, Inc. (the “Corporation”) hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), setting forth the separate arrangement and expense allocation of each class of shares. Any material amendment to this plan is subject to prior approval of the Board of Directors (the “Directors”), including a majority of the disinterested Directors.

CLASS CHARACTERISTICS

CLASS A SHARES:	Class A shares are not subject to an initial sales charge but are subject to an account maintenance fee pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act (“Rule 12b-1 fees”) payable at the annual rate of up to 0.15% of the average daily net assets of the class. In certain cases, as disclosed in the Prospectus and the Statement of Additional Information from time to time, Class A shares may be subject to a contingent deferred sales charge (“CDSC”) imposed at the time of redemption if the initial sales charge with respect to such shares was waived.

CLASS I SHARES:	Class I shares are not subject to either an initial or CDSC nor are they subject to any Rule 12b-1 fee, but are subject to a service fee of 0.25% of the average daily net assets of the Class I shares pursuant to an Administrative and Shareholder Services Agreement between the Corporation and SunAmerica Capital Services, Inc. with respect to the Class I shares.

INCOME AND EXPENSE ALLOCATIONS

Any realized and unrealized capital gains and losses will be allocated to each class on the basis of the total value of each class of shares in relation to the total value of each class of shares of each series of the Corporation (each a “Fund” and collectively, the “Funds”). Income, as well as expenses not allocated to a particular class, will be allocated based on the Settled Shares Method (as such term is defined in Rule 18f-3 under the 1940 Act).

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by each Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class because of Rule 12b-1 Fees and other expenses borne exclusively by that class.

EXCHANGE PRIVILEGE

Each class of shares is generally exchangeable for the same class of shares of any other Fund or other SunAmerica Mutual Fund (subject to certain minimum investment requirements), subject to applicable sales charges imposed by the fund into which such shares are exchanged, as disclosed in the Prospectus and Statement of Additional Information from time to time.

GENERAL

A.	Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B.	On an ongoing basis, the Directors, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Corporation for the existence of any material conflicts among the interests of its several classes. The Directors, including a majority of the disinterested Directors, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. SunAmerica Asset Management Corp., the Corporation’s investment manager and adviser, will be responsible for reporting any potential or existing conflicts to the Directors.

C.	For purposes of expressing an opinion on the financial statements of the Corporation, the methodology and procedures for calculating the net asset value and dividends/distributions of the classes and the proper allocation of income and expenses among such classes will be examined annually by the Corporation’s independent auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time, by the American Institute of Certified Public Accountants and Financial Accounting Standards Board.

As amended and restated: August 25, 2009